Exhibit 99.1

Dominion Diamond Corporation Announces Misery Main Production Trial Results, Capital Allocation Strategy and Departure of CFO

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 6, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce an updated capital allocation strategy and the sorting results of a recent production trial of Misery Main ore. Dominion also announces the departure of its Chief Financial Officer, Ron Cameron.

Misery Main Production Trial

The Misery Main production trial, which consisted of only Misery Main ore feed, was conducted in late May and early June. The trial resulted in the recovery of approximately 130,000 carats. These carats have now been sorted and valued, and the Company’s average estimated market price for this sample is $72 per carat, which includes the impact of the Company’s strategy for liberation of additional small diamonds. This confirms the Company’s previous estimate of diamond values for Misery Main.

Brendan Bell, Chief Executive Officer stated, “We are extremely pleased with the results of the production trial at Misery Main, the highest value ore body on the Ekati property. Confirmation of the average carat values for Misery Main, combined with additional confidence and definition on the development capital program, has confirmed the strength of our mid-term cash flow. Strong existing and future cash flows, coupled with the strength of our balance sheet and cash position, allows us to implement a capital allocation strategy that supports the growth of Dominion while also returning additional value directly to shareholders."

Capital Allocation Strategy

With the approval of a construction decision for Jay, the Board of Directors has now also completed the review that it undertook, with the assistance of its financial advisor, of possible initiatives to maximize shareholder value. After careful consideration, the Board has determined to continue to focus on the development opportunities at the Company’s core assets, including the Sable and Jay projects at Ekati and the A-21 pipe at Diavik, and to prioritize return of capital to shareholders. The Company is therefore pleased to announce an update on its capital allocation strategy, which includes allocating capital to development projects and returning capital to shareholders through a share buyback program. The company will also pursue the divestment of its Toronto office building.

“We are very pleased to provide clear direction on our capital allocation strategy,” said Mr. Bell. “Our business is generating consistent and reliable cash flows which are strong enough to both fund our development opportunities and support a share buyback program, and in the future, an enhanced dividend strategy.”

The Company announces its intention to commence a normal course issuer bid (“NCIB”), subject to approval from the Toronto Stock Exchange (“TSX”). The Company intends to apply for the right to purchase up to 6,150,010 of its common shares, representing approximately 7.2% of the currently issued and outstanding shares and 10% of the current public float, over a one-year period through the NCIB. All shares purchased through the NCIB will be subsequently cancelled.

Purchases under NCIB may be made through the facilities of the TSX, the New York Stock Exchange or other published markets by means of open market transactions or by such other means as may be permitted by the TSX and applicable U.S. securities laws. The price the Company will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by applicable regulatory requirements. The actual number of common shares that may be repurchased under the program and the timing of any such repurchases will be determined at the discretion of the Company.

The Company believes that from time to time the underlying value of its assets is not reflected in the market price of its common shares, and therefore purchases of the Company’s common shares may represent the best use of shareholder’s capital. Such purchases are expected to increase the equity interest of all remaining shareholders.

Dominion has also entered into a process to dispose of a non-core asset. The asset is the Company’s 100 per cent owned office building located in downtown Toronto and the sale is expected to occur in the third quarter of fiscal 2017.

The current dividend policy of US $0.40 annually per common share, paid semi-annually, will represent the minimum level of the dividend for the current fiscal year. The Company intends to look at options to enhance the dividend, based on the strength of the Company’s cash flow. However, the current dividend policy will not be changed until the Company has more visibility on the short-term impacts of the June 23 fire in the Ekati process plant.

Management Changes

Ron Cameron, Chief Financial Officer, will leave Dominion effective July 15. Mr. Cameron has been critical in building a successful Yellowknife-based corporate headquarters for the Company. Cara Allaway will fill the role on an acting basis as Dominion conducts recruitment for a new CFO. Ms. Allaway is currently the Company’s Vice-President Group Controller.

Conference Call and Webcast

The Company will host a conference call today at 1:30PM (ET) for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 41899750.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Wednesday, July 20, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 41899750.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about the Company’s future capital allocation strategy, the Company’s intention to change its current dividend policy and commence a share repurchase program and the anticipated sale of the Company’s office building, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay and A-21 pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the recent process plant fire at the Ekati Mine and the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca